News Release
Sustainable Growth

HARVEST OPERATIONS ANNOUNCES FIRST QUARTER 2010 FINANCIAL AND
OPERATING RESULTS FOR HARVEST ENERGY TRUST

Calgary, Alberta – May 12, 2010 – Harvest Operations Corp. (TSX: HTE.DB.B, HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) today announces the release of Harvest Energy Trust’s first quarter 2010 financial and operating results.  The unaudited financial statements, notes and MD&A pertaining to the period ended March 31, 2010 are filed on SEDAR at www.sedar.com and are available on Harvest’s website at www.harvestenergy.ca.  All figures reported herein are Canadian dollars unless otherwise stated.

Corporate Highlights:

•
Cash from Operating Activities was $80.2 million representing a 64% decrease over the $221.7 million in the same quarter last year reflecting a weak contribution from the downstream, offset by better than expected upstream performance as well as price risk settlements and changes in non-cash working capital;

•	Issued an incremental $466 million of equity to Korea National Oil Corporation Canada (KNOC Canada), to further reduce bank debt;

•
Offered to purchase all outstanding Debentures and 7⅞% Senior Notes for cash consideration of 101% of the principal amounts plus accrued interest due to a “change of control” from the KNOC Arrangement.  The offer resulted in $156 million of $914 million (face value), of Debentures being redeemed and US$40 million of US$250 million, of the 7⅞% Senior Notes were redeemed;

•	Bank debt at quarter end was improved to $187.9 million compared to $428 million in the previous quarter and $1.23 billion in the same period last year.

Upstream Highlights:

•
Upstream production of 50,178 barrels of oil equivalent per day (boe/d) was improved compared to the fourth quarter 2009 production of 49,421 boe/d reflecting better than expected performance from a increased capital budget and the acquisition of certain petroleum and natural gas assets for $28 million;

•
Upstream operations contributed $152.9 million of cash for the First Quarter of 2010; up from the $71.3 million in the same quarter of 2009 largely due to continued strength in commodity prices and offset by a decrease in production;

•
Capital investments of $115.4 million in our western Canadian upstream business, with a focus on exploiting oil drilling opportunities, and resulted in the drilling of 80 gross wells with a 100% success rate;

•	Operating cost decreased to $14.23/boe in the first quarter 2010 compared to $15.47/boe in the same quarter of 2009, which is mainly attributed to lower electrical power and fuel costs.

Downstream Highlights:

•
Despite the reduced refinery production during the First Quarter of 2010, Downstream operations continued to meet some of the local market supply commitments in the Province of Newfoundland and Labrador by purchasing products from third parties for resale locally.;

•
Downstream operations had a negative cash contribution of $34.0 million during the First Quarter of 2010 and refining gross margin averaged US$0.54/bbl reflecting a US$14.64/bbl decrease over the prior year mainly due the shutdown of production units for approximately eight weeks to conduct repairs in the gasoline section of the refinery as a consequence of a fire in early January 2010.

•
Refining operating costs averaged $6.81/bbl of throughput as compared to $2.05/bbl in the prior year and the cost of purchased energy which averaged $4.18/bbl of throughput as compared to $1.77/bbl in the prior year.  The increase in the costs per barrel reflects decreased throughput for the three months ended March 31, 2010 combined with increased pricing for the purchased energy;

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 4	May 12, 2010

•	Capital expenditures totaled $8.7 million during the quarter including $5.9 million related to Debottlenecking Projects.

Financial & Operating Highlights

The table below provides a summary of our financial and operating results for three month periods ended March 31, 2010 and 2009.
	Three Months Ended March 31
($000s except where noted)	2010	2009	Change

Revenue, net(1)	569,762	731,095	(22)%

Cash From Operating Activities	80,160	221,745	(64)%
Per Trust Unit, basic	$0.29	$1.40	(79)%
Per Trust Unit, diluted	$0.29	$1.28	(77)%

Net Income (Loss)(2)	(48,795)	56,864	(186)%
Per Trust Unit, basic	(0.18)	$0.36	(150)%
Per Trust Unit, diluted	(0.18)	$0.36	(150)%

Distributions declared	-	103,302	(100)%
Distributions declared, per Trust Unit	-	$0.65	(100)%
Distributions declared as a percentage of Cash From Operating Activities	-	47%	(100)%

Bank debt	187,884	1,233,843	(85)%
7 7/8% Senior Notes	210,314	309,325	(32)%
Convertible Debentures(3)	691,939	830,757	(17)%
Total long-term financial debt(3)	1,090,137	2,373,925	(54)%

Total assets	4,402,329	5,785,269	(24)%

UPSTREAM OPERATIONS
Daily Production
Light to medium oil (bbl/d)	24,487	24,233	1%
Heavy oil (bbl/d)	9,250	11,141	(17)%
Natural gas liquids (bbl/d)	2,816	2,837	(1)%
Natural gas (mcf/d)	81,752	95,421	(14)%
Total daily sales volumes (boe/d)	50,178	54,115	(7)%

Operating Netback ($/boe)	$36.20	$16.45	120%

Cash capital expenditures	115,401	108,710	6%
Business and property acquisitions, net	30,961	675	4487%

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	41,016	104,296	(61)%
Average Refining Margin (US$/bbl)	0.54	15.18	(96)%

Cash capital expenditures	8,683	6,904	26%
(1)	Revenues are net of royalties.
(2)
Net Income (Loss) includes a future income tax recovery of $5.0 million (2009 – expense of $2.0 million) and an unrealized net gain from risk management activities of $0.1 million (2009 - net losses of $10.2 million) for the three months ended March 31, 2010.

(3)	Includes current portion of Convertible Debentures.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 3 of 4	May 12, 2010

Presidents Message

In the first quarter of 2010, we saw great progress in the transformation of Harvest in to a growth-oriented, integrated, oil and gas company. The attractive oil-weighted asset base with significant undeveloped opportunity and the strong technical abilities of our management and employees provides an ideal platform for the ongoing development of the company and its assets.

Upstream oil and gas (exploration and production) operational performance was strong in the quarter exceeding our expectations. With strong pricing for our oil-weighted production, financial performance was well in excess of budget, compensating for lower than expected margins in the downstream business which was affected by an operational upset early in the first quarter which has since been remedied.

We also had a great focus in the first quarter on the corporate financing and structuring following the acquisition of the Harvest shares by Korea National Oil Corporation (KNOC) late in the prior quarter.  With a strengthened and recommitted balance sheet, Harvest is in a strong position to exploit the opportunity in its asset base in the years ahead.

Overall, Cash from Operating Activities of $80.2 million, represents a 4% increase over the previous quarter and a 64% decrease over the same period last year. Significant improvements to the outstanding debt have offered greater operating flexibility with a bank debt balance of $187.9 million representing a reduction of 56% from the same quarter last year.

Upstream

The first quarter of 2010 was an active and successful quarter for the upstream operations. The commitment to growth and enhanced financial strength resulted in an increased 2010 capital budget of $320 million. During the quarter, we drilled 80 gross wells with a success ratio of 100% focused on oil and liquids-rich natural gas opportunities that provide attractive returns in today’s economic environment. During the quarter, we also closed an acquisition of certain petroleum and natural gas assets for $28 million.

The performance of our asset base was strong with production exceeding expectations and operating costs being less than expected. We are pleased with our drilling and production progress so far this year and we continue to anticipate an average production of 50,000 boe/d in 2010.

Areas of particular focus in the first quarter include the Red Earth area where we utilized our horizontal drilling and development expertise in a very promising new resource play in the Slave Point formation. We are encouraged by the results and look to expand our activity in this area in the future taking advantage of current infrastructure development. Additionally, we were active in the Lloydminster heavy oil area where low heavy oil differentials and strong crude oil prices make this development very attractive in today’s environment. As well, we have experienced success in our ongoing development and enhancement of the Hay River field where ongoing activity has resulted in performance much better than anticipated.

Spending in the quarter amounted to $146.4 million, a 34% increase compared to the same period last year and Cash from Upstream Operations increased to $152.9 million, compared to $71.3 million in the same period last year.

Downstream

Harvest’s refining and marketing business North Atlantic reported weak results as refining margins lagged. The shutdown of the refinery due to a small fire in January provided an opportunity to complete maintenance activities earlier than planned. Cash used in downstream operations of $(34.0) million decreased 124% from the same period last year as refining margins averaged US$0.54/bbl or a US$14.64/bbl decrease from the same period last year.

North Atlantic continues to benefit from a refined product mix more heavily weighted toward distillate products (ultra low sulphur diesel and jet fuel) than most North American refiners who experienced relatively weaker margins on refined gasoline products. Refined product in the quarter resulted in 34% weighted to distillates (ultra low sulphur diesel and jet fuel), 27% to gasoline and related products and 39% to heavy fuel oil.

During the first quarter, North Atlantic completed the restoration of the facility and has also continued to advance the Debottleneck Project that continues to have attractive rates of return under the current economic environment.

Corporate

As the completion of the KNOC Arrangement constituted a "change of control" transaction, Harvest was obligated to make an offer purchase all the outstanding Debentures and 7⅞% Senior Notes for cash consideration equal to 101% of the principal amount plus accrued interest. This offer was made on January 19th, 2010 to all holders of the various debt instruments. As of March 4th, 2010, all of the offers to purchase expired. A total of approximately $200 million of holders (representing about 16% of the outstanding debt) tendered to the offers leaving total outstanding Debentures and Senior Notes of approximately $1 billion.  The redemptions were financed through the issuance of $600 million of additional equity to KNOC in late 2009 as well as an additional $466 million of equity which was issued to KNOC during the quarter. After repaying the tendered debentures and senior notes, the excess equity reduced bank indebtedness restoring balance sheet strength to the organization.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 4 of 4	May 12, 2010

During the quarter, we continued work on establishing a new banking credit agreement and the reorganization of the corporate structure. These activities were completed at the end of April 2010.

We also bolstered our Board of Directors during the quarter. Harvest has a board of 8 individuals led by the Chairman Dr. Seong-Hoon Kim and includes Dennis Balderston, William Friley, Richard Harris, Hong-Geun Im, Chang-Koo Kang, William D. Robertson and John Zahary.

Harvest has consistently maintained a disciplined approach in health, safety and environmental issues and remains committed to operating in a socially responsible manner. We regularly conduct emergency response training, and perform safety and environmental audits of our operating facilities.

In closing, we thank all of our stakeholders for your support of and interest in Harvest.

Corporate Profile

Harvest, a wholly-owned subsidiary of Korea National Oil Corporation (KNOC), is a significant operator in Canada’s energy industry offering unitholders exposure to an integrated structure with upstream (exploration, development and production of crude oil and natural gas) and downstream (refining and marketing of distillate, gasoline and fuel oil) segments.  Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business.  Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.B", "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources.  KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable, and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY
Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty.  Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes.  For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.  Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.
Investor & Media Contacts:	Corporate Head Office:

John Zahary, President & CEO	Harvest Operations Corp.
Kari Sawatzky, Investor Relations	2100, 330 – 5th Avenue S.W.
Toll Free Investor Mailbox: (866) 666-1178	Calgary, AB Canada T2P 0L4
Email: information@harvestenergy.ca	Phone: (403) 265-1178
Website: www.harvestenergy.ca